August 21, 2006

Mr. Craig Wilson

Mail Stop 4561

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:

Computer Task Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 15, 2006

Form 10-Q for the quarter ended March 31, 2006

Filed May 9, 2006

Forms 8-K filed during Fiscal 2006

File No. 1-9410

Dear Mr. Wilson:

In response to your letter of August 8, 2006 (the “SEC Comment Letter”) to Mr. James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Inc. (“CTG” or the “Company”), set forth below is CTG’s response to each of your comments.  We have restated each Staff comment in this letter and then included our corresponding response.

Accounting Comments

Form 10-K for the period ended December 31, 2005

MD&A, pages 16-26

1.

We note your disclosure that you operate in only one operating segment.  You indicate that the services you provide include IT staffing, IT Solutions and Application Management Outsourcing.  Your market focus is on four vertical markets which include technology service providers, financial services, healthcare and life sciences.  Your revenue discussion within MD&A focuses on revenues recognized within the North American and European geographic areas but does not appear to adequately address each of your identified market areas of focus and does not address the different types of services which you provide.  In order for a reader to fully understand your business operations, we would assume that MD&A would specifically address trends and activity within each of your service areas as well as addressing results within each of your vertical market focus areas.  Tell us what consideration you have given to providing this type of discussion.  Presumably this information would be provided for each reporting period presented.

Company Response

In response to the Staff’s comment, the Company respectfully informs the SEC that the Company is engaged in the business of providing computer programming and consulting services (“IT Services”) to its clients, customized based upon their needs.  Those services are characterized by the Company as including staffing, solutions or application maintenance outsourcing (“AMO”), each of which are described below.  The Company does not make or sell computer hardware or what is commonly referred to as “off-the-shelf” computer software programs.  IT Services encompasses a very wide range of computer related services which includes but is not limited to helpdesk services, writing computer programs under the direction of a customer, developing computer programs and systems, analysis, project management and testing.  Also included are AMO services which are generally running a portion of an information technology department for a customer.

The distinction between staffing and solutions is largely subjective and based primarily on the Company’s assessment of the skill level required and the corresponding hourly billable rate that can be charged to a customer.  That is, staffing generally involves IT Services that consist of lower level skills such as answering questions for a customer’s helpdesk or writing computer code under the direction of a customer representative.  The Company’s solutions business is largely consulting services which generally involve higher level computer based skill sets and may include for example, analyzing, recommending and developing an entire computer system for a customer’s particular needs.  Solutions services generally command a higher billable rate than staffing.  AMO services often encompass both staffing and solutions work because the Company has often been hired to run multiple aspects of a customer’s IT department.  The Company considers its AMO work to be part of its solutions services.

The Company has indicated in its SEC filings that it focuses on various industries or “vertical” markets such as for example, the healthcare industry or the technology service provider industry.  The various industries (verticals) were selected based upon the Company’s assessment that these particular verticals were more likely to have higher growth rates over the long term.  For instance, the Company believes that, given the aging population in the US, the healthcare industry in the US will grow faster than the automotive industry.  While the Company has customers in 143 different industry SIC codes, it has directed its sales force to concentrate its marketing efforts on certain verticals because it believes there is a higher potential to sell its staffing and solutions services to businesses in those industries.  As a result, the Company attempts to market all of its IT Services to various businesses within the verticals in both North America and

Europe.  It further augments its sales efforts to those verticals by hiring sales support individuals with a background in those industries.

When drafting the MD&A section of the Form 10-K or Form 10-Q, the Company attempts to provide the reader with an analysis of its business operations as well as any known trends based on the same information that management uses.  The Company produces revenue reports summarizing its staffing and solutions services within each of the disclosed verticals.  It does not produce profit and loss statements for its staffing and solutions services.  While the Company believes it is in one segment (information technology services), it has, in recent filings with the Commission, provided disclosures related to the trends in both its staffing and solutions revenues.  The Company intends to enhance these disclosures in future SEC filings by providing the breakdown of revenue derived from its staffing and solutions service offerings in both North America and Europe.

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Cost Recognition, page 33

2.

We note the Company provides IT services to its clients through the use of time and materials and monthly contracts and through fixed-price contracts.  Revenues from contracts accounted for using the percentage of completion method of accounting and on a monthly fee basis accounted for approximately 8%, 11% and 13% in the fiscal 2005, 2004 and 2003 periods respectively.  Your revenue recognition accounting should clearly describe how you are recognizing revenue for each of the different types of services you are providing.  It appears that you are following SOP 81-1 in accounting for your various service contracts; however, SOP 81-1 does not apply to service contracts.  Service contracts should be accounted for using the proportional method of accounting as discussed in SAB Topic 13.  Supplementally advise us as to what accounting methodology you are following in accounting for each of your various service contracts.

Company Response.

We note the Staff’s comment and respectfully inform the Staff that the Company does not follow SOP 81-1 in accounting for its service contracts.  The Company does, however, follow Topic 13 Revenue Recognition when accounting for its services contracts.  The Company provides IT staffing to its customers and generates its revenues based on hours expended at agreed upon rates in performing services for its customers.  The accounting methodology that we apply for each of our various service contracts is as follows:

For both time-and-materials contracts and for monthly fee contracts, the Company recognizes revenue as hours are incurred and costs are expended in accordance with SAB Topic 13 Revenue Recognition (SAB 101 and SAB 104) when the following criteria are met:

•     Persuasive evidence of an arrangement exists,

•     Delivery has occurred or services have been rendered,

•     The seller's price to the buyer is fixed or determinable, and

•     Collectibility is reasonably assured.

Monthly fee contracts are essentially time-and-material contacts in which the Company bills customers a specific contractually agreed upon amount each month.  The amount billed is based upon the estimated level of effort in the form of a predetermined number of hours to be supplied to the customer for the billing period.  Accordingly, as the four points noted above have been met, revenue is recorded as hours are incurred.

The Company recognizes revenue for fixed-price contracts also using the guidance under SAB Topic 13 for the percentage-of-completion method of accounting.  The amount of revenue recorded is a factor of the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract.

In the Company’s Form 10-K for December 31, 2005, the Company provided information which aggregated the percentage of the Company’s revenue for both monthly billing and fixed price contracts.  As monthly billing contracts are accounted for on a time-and-materials basis as hours are incurred and costs are expended, and fixed price contracts are accounted for using the percentage-of-completion method, we now believe the revenue percentages derived from these two types of contracts should not be aggregated for purposes of disclosure in the filing.  In future filings, the Company will provide additional disclosures which better describe the revenue recognition methodology used for its various types of contracts.  The following is an example of such proposed disclosures:

Revenue from fixed price contracts represented X%, Y% and Z% of consolidated revenues in 2006, 2005 and 2004, respectively.  Revenue from monthly fee contracts represented X%, Y% and Z% of consolidated revenues in 2006, 2005 and 2004, respectively.  Revenue from time-and-material contracts represented X%, Y% and Z% of consolidated revenues in 2006, 2005 and 2004, respectively.

Note 14 Enterprise Wide Disclosures, page 52

3.

Tell us what consideration you have given to disclosing revenues for each of your identified services, IT staffing, IT Solutions and Application Management Outsourcing, in conjunction with the requirements of paragraph 37 of SFAS 131.

Company Response.

We note the Staff’s comment and respectfully inform the Staff, as indicated under response number 1 above, the Company is engaged in the business of providing IT Services to all of its customers.  The Company has given significant consideration to FAS

No. 131, “Disclosures about Segments of an Enterprise and Related Disclosures,” (FAS No. 131) and the reporting of operating segments within its financial reports.  Upon review of the standard and the guidance it provides, the Company has determined that all of the services it provides to its customers have similar economic characteristics.  Specifically, the Company analyzed the provisions of paragraph 17 of FAS No. 131, “Aggregation Criteria,” which indicate that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•

The nature of the products or services

•

The nature of the production processes

•

The type or class of customer for their products or services

•

The methods used to distribute their products or the provide their services, and

•

If applicable, the nature of the regulatory environment

Based on this guidance, we have determined that we have one reportable segment.  Upon further review of FAS 131, we determined that when a company has one operating segment, it applies the provisions of paragraph No. 36 of the standard, “Enterprise-Wide Disclosures.”  It is within this context that the Company has provided its disclosures within its MD&A for the period ended December 31, 2005.   Accordingly, we have provided our analysis of our financial activities based on our North American and European geographic areas.

The Company has also given consideration to paragraph No. 37 of FAS No. 131 and has concluded using the guidance provided in FAS 131 that our services should be aggregated into one segment.  We do believe the requirement of paragraph No. 37 of FAS 131 has been met as we have disclosed revenue from our external customers for our aggregated segment.   The Company has agreed to enhance its disclosure relating to the revenue for its staffing and solutions services as set forth in the last paragraph of the Company’s response to the Staff’s first comment.

Note 15 Quarterly Financial Data, pages 53-54

4.

We note that during the quarter ended July 1, 2005 you changed the method of accounting for reporting changes in liabilities in interim periods resulting from changes in judgments or settlements of tax exposure items.  This implementation of the discrete tax method had a material impact on the dollar amount of the individual quarterly income tax provisions recorded during 2005 and in 2004.  Explain to us in greater detail the nature of the circumstances, business judgments and planning which was considered and was the basis for making the accounting change.  Further, tell us what authoritative accounting literature you considered when determining the preferability of adopting this change in method of accounting.  Address why this was an accounting change as opposed to a change in accounting estimate.  We reference the preferability letter from KPMG included as an exhibit to the Form 10-Q filed for the period ended July 1, 2005.

Company Response.

We note the Staff’s comment and respectfully inform the Staff that during the quarter ended July 1, 2005, the Company changed its method of accounting for reporting changes to liabilities in interim periods resulting from changes in judgments or settlements of tax exposure items.  Previously, the Company had recorded such changes through its effective tax rate.  During the quarter ended July 1, 2005, the Company began to record these changes during the period of change.  At the time of change, the Company recognized that there was divergence in practice for the interim reporting of changes to liabilities resulting from changes in judgments or settlements of tax exposure items.  However, pursuant to the guidance in APB No. 28, “Interim Financial Reporting,” the Company believed that its change in accounting more appropriately reflected the Company’s business operations during the interim reporting period, rather than allocating the change in tax exposure item throughout the remainder of the fiscal year through the effective tax rate.  Also at that time, this position was supported through the proposed guidance in the FASB Exposure draft “Accounting for Uncertain Tax Positions an interpretation of FASB Statement No. 109,” released July 14, 2005.

We considered this method of accounting to be representative of a change in accounting principle, rather than a change in accounting estimate, as the Company changed its accounting policy to account for the interim reporting of changes in judgments or settlements of tax exposure items.  We also considered the proposed guidance in the FASB Exposure draft “Accounting for Uncertain Tax Positions an interpretation of FASB Statement No. 109,” paragraphs B42 and B43, which suggested that the Board believed this type of change would be representative of a change in accounting principle.  Finally, our change was consistent with the final requirements of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109,” released in June 2006.

Form 10-Q filed for the period March 31, 2006

MD&A, pages 13-19

5.

We note the significant decrease in accounts receivable days outstanding during the first quarter of fiscal 2006 in comparison to the period ended 12/31/05.  You indicate that this was due to the implementation of a cash discount option with a significant customer.  Supplementally explain to us the nature and terms of the cash discount option which enabled you to collect your accounts receivable significantly quicker, and which also had the positive effect of improving cash flow and allowing you to pay down your long term debt.  It is unclear as to whether the cash discount option program had any impact on your revenue recognition accounting model.  Please advise.

Company Response.

We note the Staff’s comment and respectfully inform the Staff that the nature and the terms of the cash discount option which enabled the Company to collect its outstanding accounts receivable balances faster than initially agreed to with its customer was the result of entering into a subsequent agreement with this significant customer whereby the contractual payment terms for the customer were reduced from either 45 days or 60 days (contractual payment terms under two separate contracts) down to 15 days for all invoices related to these two contracts.  In consideration for the accelerated payment terms, we were willing to accept a discount of approximately 1% on the actual revenue that was to be collected from the customer.  The agreement with the customer became effective for sales on or after January 1, 2006.

Pursuant to the provisions of  SAB Topic 13 the discount was recognized as a reduction to the Company’s revenues at the time the revenue was initially recorded as the Company had entered into a definitive agreement with the customer for the accelerated payment, and therefore the realization of the discount (“seller’s price to the buyer is fixed or determinable”) was reasonably assured.  The impact of the discount was a reduction of the Company’s first quarter 2006 revenues of approximately $0.4 million, which was disclosed within the Results of Operations section of the MD&A on page 15 of the Form 10-Q for the period ended March 31, 2006.

Form 8-K dated July 25, 2006

6.

We note the inclusion of the non-GAAP measure “cash net income per diluted share,” in the press release for the second quarter ended June 30, 2006.  Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation.  In this regard, your presentation appears to lack substantive disclosure that addresses various items identified in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  For example, you do not appear to provide meaningful disclosure that addresses the economic substance behind your decision to use the measure, or why you believe the measure provides investors with additional insight into your financial results.  Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations.  Also, see Staff guidance within SAB Topic 14G.  Please tell us how you intend to address the foregoing matters.

Company Response.

We note the Staff’s comment and respectfully inform the Staff that as part of the

Company’s financial press release for the quarter ended June 30, 2006, the Company included a “Reconciliation of GAAP Diluted Earnings Per Share to Cash Net Income Per Share” at the bottom of the Company’s Condensed Consolidated Statements of Income for the quarter and two quarter’s ended June 30, 2006.  To describe cash net income per share, we included the following footnote in the press release:

“For the purposes of this calculation, cash net income per diluted share excludes equity-based compensation expense, net of income tax.  Cash net income per diluted share is not a measurement calculated in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and it is not intended to be a replacement for, or considered to be more important than, net income per diluted share calculated in accordance with GAAP.”

We believe the Company’s footnote description of the cash net income per diluted share in the Company’s financial press release for the second quarter ended June 30, 2006 clearly notes that the measurement is not calculated in accordance with GAAP and is not intended to replace net income per diluted share in accordance with GAAP.  However, we recognize that the disclosure may not address each of the various items identified in question 8 of the FAQ’s nor in guidance provided within SAB Topic 14G –Non-GAAP Financial Measures.  Accordingly, in future press releases and the related Form 8-K filings for the remainder of 2006, we intend to include the following disclosures:

Change the title of the chart from “Cash Net Income Per Diluted Share” to “Net Income before Equity-Based Compensation Expense.”

On January 1, 2006, the Company adopted the provisions of FAS No. 123R, “Share-Based Payment” on a modified prospective basis, which required the Company to record equity-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption.   No compensation cost was recognized in the statement of income for either the quarter or three quarter’s ended September 30, 2005 as the Company continued to apply the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB No. 25) and related interpretations, as all options granted by the Company had an exercise price that was equal to or greater than the underlying common stock at the date of grant.

For the purposes of this calculation, Net Income before Equity-Based Compensation Expense excludes all equity-based compensation expense, net of income tax.  Net Income before Equity-Based Compensation Expense is not a measurement calculated in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and it is not intended to be a replacement for, or considered to be more important than, net income per diluted share calculated in accordance with GAAP.  As the calculation of Net Income before Equity-Based Compensation is not in accordance with GAAP, the Company believes that the use of the calculation is significantly limited, and should only be used to compare net income year-over-year on a consistent basis.  To mitigate this limitation, the Company has provided net income calculated in accordance with GAAP, which should be the measurement utilized to analyze the Company’s financial results.

The Company has provided these additional disclosures because net income and net income per share calculated on a GAAP basis are not comparable year-over-year, and the Company did not incur any equity-based compensation expense in 2005.  Accordingly, this reconciliation allows the Company to evaluate the financial results of its operations year-over-year on a consistent basis.  Other than to measure net income and net income per share year-over-year on a consistent basis, the Company does not utilize Net Income before Equity-Based Compensation Expense for any other purpose.

At this time, the Company does not anticipate including these disclosures in its financial press releases or Form 8-K filings beginning with the press release related to first quarter 2007 financial results to be released in April or May 2007 as the Company will have recorded equity-based compensation in both its 2007 and 2006 periods, which will make the year-over-year comparison of the Company’s financial results consistent.

Finally, please be advised that the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Once you have had the opportunity to review the Company’s responses set forth in this letter, please contact the undersigned in writing or at 716.887.7221 with any comments or questions you may have.

Yours truly,

/s/ James R. Boldt

James R. Boldt

Chairman and Chief Executive Officer